SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: The Gabelli Go Anywhere Trust (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-23035

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Corporate Center

Rye, NY 10580-1422

6.	Name, address and telephone number of individuals the Commission staff should contact with any questions regarding this form:

Thomas A. DeCapo, Esq.

Kenneth E. Burdon, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, Boston, MA 02116

(617) 573-4800

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Gabelli Funds, LLC

One Corporate Center

Rye, New York 10580-1422

(800) 422-3554

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Gabelli Funds, LLC

One Corporate Center

Rye, New York 10580-1422

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities during the last five years and does not propose to make a public offering or engage in business of any kind.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-___

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes ☐ No

If Yes, state the date on which the board vote took place: October 5, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Pursuant to the terms and conditions in Article VII of the Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), not later than 30 days prior to the fifth anniversary of the closing date of the Fund’s initial public offering (September 2, 2021), the Fund was required to commence a cash tender offer for any and all of the common shares at a price per common share determined by the Trustees. Section 7.7 of the Declaration of Trust provides that if at least a majority of the common shares of the Fund are purchased by the Fund in the tender offer, then the Trustees may, within three months after the fifth anniversary of the closing date of the Fund’s initial public offering (i.e., by December 2, 2021), dissolve the Fund in accordance with Section 7.2 of the Declaration of Trust without any approval by the Fund’s shareholders.

On August 3, 2021, the Fund commenced a cash tender for any and all of the common shares of the Fund, which expired at 5:00 p.m., Eastern Time on September 30, 2021. 1,505,894 common shares of the Fund, representing 97% of the Fund’s outstanding common shares, were validly tendered and not withdrawn prior to the expiration of the tender offer, and all of those common shares were accepted for repurchase by the Fund in accordance with the terms of the tender offer.

At a meeting of the Board held on October 5, 2021, the Board determined that it was advisable and in the best interests of the Fund and its shareholders to dissolve the Fund and adopted a Plan of Liquidation and Dissolution, effective October 5, 2021.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The Fund made a final liquidating distribution pursuant to the Fund’s Plan of Liquidation and Dissolution on October 28, 2021.

(b)	Were the distributions made on the basis of net assets?

☒	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

            ☒    Yes                     ☐        No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

The Fund previously had outstanding Series A Cumulative Puttable and Callable Preferred Shares, par value $0.001 per share, liquidation preference of $40.00 per share (“Series A Preferred Shares”). The Fund redeemed all of the Series A Preferred Shares at their liquidation preference per share, plus accumulated and unpaid dividends and distributions, on September 27, 2021.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

            ☐    Yes                     ☒        No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

None

(b)	Describe the relationship of each remaining shareholder to the fund:

The Fund has retained $221,497 in cash to pay its final expenses. The Fund’s final expenses consist of its final invoices from various service providers.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            ☐     Yes                    ☒        No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

            ☒    Yes                     ☐        No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: See response to Item 18(b).

(b)	Why has the fund retained the remaining assets? See response to Item 18(b).

(c)	Will the remaining assets be invested in securities?

☐        Yes                     ☒        No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒        Yes                     ☐        No

If Yes,

(a)	Describe the type and amount of each debt or other liability: See response to Item 18(b).

(b)	How does the fund intend to pay these outstanding debts or other liabilities? See response to Item 18(b).

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $15,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Transfer Agent Expenses:	$5,000
Press Release Expenses:	$1,170

(iv)	Total expenses (sum of lines (i)-(iii) above): $21,170

(b)	How were those expenses allocated?

The expenses were allocated to the Fund.

(c)	Who paid those expenses?

All expenses were paid by the Fund.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the merger: 811-______

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Gabelli Go Anywhere Trust, (ii) he is the Secretary of The Gabelli Go Anywhere Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

The Gabelli Go Anywhere Trust

By:	/s/ Peter Goldstein
Peter Goldstein
Secretary